SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Aldila, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
014384200
(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 20, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

1The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	014384200	13D	Page	2	of	6

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		505,888

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		612,758

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		505,888

WITH	10	SHARED DISPOSITIVE POWER

		612,758

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,118,646

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	21.5%

14	TYPE OF REPORTING PERSON*

	IN-IA-OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.	Security and Issuer
     This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of Aldila, Inc. (the “Company”). The Company’s principal executive offices are located at 14145 Danielson Street, Suite B, Poway, California 92064.

Item 2.	Identity and Background
     This statement is filed by Lloyd I. Miller, III (“Miller” or the “Reporting Person”). Miller’s principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller’s principal occupation is investing assets held by or on behalf of his family. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction, as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration
     Miller is the investment advisor to the trustee of Trust A-3, Trust A-4, Trust C and Trust D (collectively, the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992. All of the Shares purchased by Trust A-3 were purchased with funds generated and held by Trust A-3. The aggregate purchase price for the Shares purchased by Trust A-3 was $71,910.00. All of the Shares purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Shares purchased by Trust A-4 was $1,816,045.69. All of the Shares purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the Shares purchased by Trust C was $397,383.81. All of the Shares purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the Shares purchased by Trust D was $20,067.52.
     Miller is the manager of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of (i) Milfam I L.P. (“Milfam I”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996, and (ii) Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996.
     Milfam LLC: All of the Shares Miller is deemed to beneficially own in Milfam LLC as the manager thereof were purchased with funds generated and held by Milfam LLC. The aggregate purchase price for the Shares purchased by Milfam LLC was $12,998.50.
     Milfam I: All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Shares purchased by Milfam I was $29,652.34.

     Milfam II: All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was $1,300,272.62.
     Miller is the trustee for certain generation skipping trusts (each a “GST”) including Catherine Miller GST, Kimberly Miller GST and Lloyd I. Miller GST (collectively, the “GST’s”). All of the Shares Miller is deemed to beneficially own as the trustee for the GST’s were purchased with funds generated and held by the GST’s. The aggregate purchase price for the Shares Miller is deemed to beneficially own as trustee of Catherine Miller GST was $23,404.50; the aggregate purchase price for the Shares Miller is deemed to beneficially own as trustee of Kimberly Miller GST was $23,404.50 and the aggregate purchase price for the Shares Miller is deemed to beneficially own as trustee of Lloyd I. Miller GST was $24,073.00.
     Kimberley S. Miller is Miller’s former wife. All of the Shares Miller is deemed to beneficially own were purchased with personal funds held by Kimberley S. Miller. The aggregate purchase price for the Shares that Miller is deemed to beneficially own was $9,258.00
     Miller is the Grantor and Co-Trustee with Kimberly Miller of a Trust Agreement in favor of Alexandra Miller and Lloyd I. Miller, IV (“KSMTR”). As investment counsel, Miller may exercise sole rights to vote and dispose of Shares. The purchase price for the Shares held by KSMTR was $19,702.00.
     All of the Shares held by Miller on his own behalf were purchased with personal funds generated and held by Miller. The purchase price for the Shares purchased by Miller on his own behalf was $395,783.30.

Item 4.	Purpose of the Transaction
     The Shares covered by this Schedule 13D were acquired by the Reporting Person for investment purposes in the ordinary course of his business as an investor. The purpose of this filing is to state that the reporting person is the beneficial owner of greater than 20% of the Shares of the Company.
     Except as described above in this Item 4 and herein, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer
     (a) Miller may be deemed to beneficially own 1,118,646 Shares, which is equal to approximately 21.5% of the total number of outstanding Shares, based on 5,202,156 Shares outstanding as reported in the Company’s Form 10-Q filed on November 16, 2009. As of the date hereof, 19,300 of the Shares beneficially owned by Miller are owned of record by Trust A-3, 486,359 of the Shares beneficially owned by Miller are owned of record by Trust A-4, 100,398 of the Shares beneficially owned by Miller are owned of record by Trust C, 5,701 of the Shares beneficially owned by Miller are owned of record by Trust D, 1,000 of the Shares beneficially owned by Miller are owned of record by Kimberly S. Miller, 1,166 of the Shares beneficially owned by Miller are owned of record by Catherine Miller GST, 1,166 of the Shares beneficially owned by Miller are owned of record by Kimberly Miller GST, 1,200 of the Shares beneficially owned by Miller are owned of record by Lloyd I. Miller GST, 1,000 of the Shares beneficially owned by Miller are owned of record by KSMTR, 666 of the Shares beneficially owned by Miller are owned of record by Milfam LLC, 7,241 of the Shares beneficially owned by Miller are owned of record by Milfam I, 392,945 of the Shares beneficially owned by Miller are owned of record by Milfam II, and 100,504 of the Shares are owned by Miller directly.
     (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-3, Trust A-4, Trust C, Trust D and Kimberly S. Miller. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by KSMTR, Catherine Miller GST, Kimberly Miller GST, Lloyd I. Miller GST, Milfam LLC, Milfam I, Milfam II and Miller directly.
     (c) The following table details the transactions effected by Miller in the past 60 days.

	TRUST A-4
Date of Transaction	Number of Shares Purchased	Price Per Share
January 20, 2010	199,635	$3.695
January 21, 2010	7,462	$3.70
     (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not Applicable.

Item 7.	Materials to be Filed as Exhibits:

Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: January 22, 2009

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III